

April 23, 2015

Via E-mail
Mr. Michael Sewell
Chief Financial Officer, Senior Vice President and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, OH 45014-5141

Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 000-04604

Dear Mr. Sewell:

We have reviewed the above filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 3 – Fair Value Measurements
Fair Value Hierarchy, page 137

1. Please refer to your disclosure of investments herein and in Note 2. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentations of investments by "major security types" and "classes." In this regard, tell us why you did not further disaggregate your corporate and states, municipalities and political subdivisions fixed maturity securities and your common equities. With respect to corporate fixed maturity securities and common equities, your disclosure on pages 27 and 29 suggests that further disaggregation by industry sector for certain sectors may be necessary. Regarding your tax-exempt fixed maturity securities, your disclosure on page 28 suggests that further disaggregation by general and special obligation bonds and perhaps for Texas may be necessary.

2.   Please provide us, for each "class" (see comment 1 above) of Level 2 fixed maturity securities, the inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountant Keira Nakada at (202) 551-3659. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant